Exhibit 99.2

Sunlands Announces Material Asset Disposal for Cash

May 29, 2026

BEIJING, May 29,2026 — Sunlands Technology Group (NYSE: STG) (“Sunlands” or the “Company”), a leader in China’s adult online education market, today announced that Wuhan Zhizhen Youxuan Online Education Technology Co., Ltd., a subsidiary of the Company, has entered into an equity transfer agreement with Shouhui (Guangzhou) Medical Technology Co., Ltd., an independent third party, to dispose of 100% of the equity interests in Guangzhou Shangzhi Side Technology Co., Ltd. (the “Target Company”). The transaction does not constitute a related party transaction.

Pursuant to the equity transfer agreement, the total consideration for the disposal is RMB126.0 million, payable in installments and subject to the terms and conditions set forth in the agreement. The parties have also entered into a fund supervision agreement with Guangdong Huaxing Bank in connection with a portion of the transaction proceeds.

The disposal represents part of the Company’s continued efforts to streamline its asset structure, improve capital allocation efficiency and focus resources on its core business and strategic priorities. Upon completion of the transaction, the Company expects to optimize its asset base and strengthen its financial flexibility. The Company believes that such transaction will not cause it to cease to be an operating company or discontinue a substantial portion of its operations or business for any reason.

Completion of the transaction is subject to customary closing conditions, including payment arrangements, release of supervised funds and completion of the relevant equity transfer registration procedures with the competent market regulation authority. There can be no assurance that all closing conditions will be satisfied in a timely manner or at all.

“We believe this transaction is consistent with our strategy to optimize our asset portfolio and enhance operating efficiency,” said Mr. Tongbo Liu, Chief Executive Officer of Sunlands. “We will continue to review our business and asset structure and pursue actions that support the Company’s long-term development and shareholder value.”

About Sunlands

Sunlands Technology Group (NYSE: STG) (“Sunlands” or the “Company”), formerly known as Sunlands Online Education Group, is a leader in China’s adult online education market and China’s adult personal interest learning market. With a one to many live streaming platform, Sunlands offers various degree- or diploma-oriented post-secondary courses as well as professional certification preparation, professional skills and interest courses. Students can access the Company’s services either through PC or mobile applications. The Company's online platform cultivates a personalized, interactive learning environment by featuring a virtual learning community and a vast library of educational content offerings that adapt to the learning habits of its students. Sunlands offers a unique approach to education research and development that organizes subject content into Learning Outcome Trees, the Company's proprietary knowledge management system. Sunlands has a deep understanding of the educational needs of its prospective students and offers solutions that help them achieve their goals.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Sunlands may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Sunlands’ beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Sunlands’ goals and strategies; its expectations regarding demand for and market acceptance of its brand and services; its ability to retain and increase student enrollments; its ability to offer new courses and educational content; its ability to improve teaching quality and students’ learning results; its ability to improve sales and marketing efficiency and effectiveness; its ability to engage, train and retain new faculty members; its future business development, results of operations and financial condition; its ability to maintain and improve technology infrastructure necessary to operate its business; competition in the online education industry in China; relevant government policies and regulations relating to Sunlands’ corporate structure, business and industry; and general economic and business condition in China. Further information regarding these and other risks, uncertainties or factors is included in Sunlands’ filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Sunlands does not undertake any obligation to update such information, except as required under applicable law.

For investor and media enquiries, please contact:

Sunlands Technology Group
Investor Relations
Email: sl-ir@sunlands.com

SOURCE Sunlands Technology Group

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